Exhibit 99.5

ZenaTech Closes 28th Drone as a Service Acquisition, Adding a Canadian-based Civil and Structural Engineering Firm with Customers Across Five Provinces

Vancouver, British Columbia, (August 20, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that it has completed the acquisition of Canadian-based engineering firm Cogswell Engineering, Ltd. (Cogswell), located in Dartmouth, near Halifax, Nova Scotia. Cogswell is a full-service civil, structural, mechanical and electrical engineering firm serving builders, construction companies, public works authorities and multi-jurisdictional organizations across five provinces. The acquisition marks ZenaTech’s 28th Drone as a Service acquisition to date, its third in Canada, and its second in the Halifax region.

“This acquisition strengthens our Drone as a Service footprint in Atlantic Canada and extends our platform into civil and structural engineering design work,” said Shaun Passley, Ph.D., ZenaTech CEO. “With provincial licensing and an established client base spanning five provinces, Cogswell provides an ideal platform for our acquisition and expansion strategy. We see significant opportunities to broaden its service offerings through drone-enabled surveying, structural inspections, construction monitoring and stormwater management, creating new recurring revenue opportunities while delivering greater efficiency and value to commercial and public works customers.”

ZenaTech plans to offer drone-based site inspections, structural monitoring and 3-D data capture through its ZenaWorx platform, complementing Cogswell’s existing civil and structural engineering design services. The drone inspection and monitoring market, which, according to The Business Research Company, is growing at 19% per year and projected to reach almost $37 billion by 2030.  Management believes the acquisition will support recurring drone services that improve speed, efficiency, analytics, data and safety for engineering and construction customers across Atlantic Canada and beyond.

Drones are changing how civil, structural and engineering firms collect data, inspect assets and plan projects. Using advanced cameras, LiDAR, thermal imaging and precision mapping technology, drones can quickly capture detailed information on buildings, bridges, construction sites and other infrastructure that would traditionally require more time, equipment and personnel to collect. This data can be used for surveying, 3-D modeling, structural inspections, construction monitoring, engineering design and ongoing asset management. By making data collection faster, safer and more cost-effective, drones can help engineering teams make better decisions, reduce project costs and improve productivity, which in turn creates a growing opportunity for drone-based services across the infrastructure and engineering markets.

ZenaTech’s Drone as a Service platform provides business and government customers with subscription-based drone services using its own ZenaDrone product platforms, for a host of surveying, inspections, maintenance, power washing, and precision agriculture solutions—eliminating the need for customers to own, operate and maintain commercial-grade drone fleets. Through the acquisition of established, profitable but under digitized service businesses, ZenaTech is building a scalable global DaaS network and AI autonomy platform, with recurring revenue and an existing customer base, while integrating advanced drone technologies to deliver greater speed, precision, safety, and data-driven insights. The Company continues to expand its geographic footprint, service offerings, and drone capabilities to drive long-term growth.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management's expectations and projections regarding ZenaTech's growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech's expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, ZenaTech 2000, IQ Glider, IQ Sphere, IQ Aqua and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech's anticipated cash needs and it's needs for additional financing; ZenaTech's intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech's expected business objectives for the next twelve months; ZenaTech's ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company's Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC's website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements' best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.